UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-06033

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Airlines Flight Attendant 401(k) Plan

Benefits Administration Department – WHQHR

United Air Lines, Inc.

P.O. Box 66100

Chicago, IL 60666

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UAL Corporation

77 W. Wacker Drive

Chicago, Illinois 60601

(312) 997-8000

UNITED AIRLINES

FLIGHT ATTENDANT 401(k) PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	3

Notes to Financial Statements as of December 31, 2007 and 2006, and for the Year Ended December 31, 2007	4–16

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Part IV, Line 4i Schedule of Assets (Held at End of Year) as of December 31, 2007	17

SIGNATURE

EXHIBIT

The following exhibit is filed herewith: Exhibit 23 Consent of Independent Registered Public Accounting Firm

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

United Airlines Flight Attendant 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the United Airlines Flight Attendant 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
June 27, 2008

UNITED AIRLINES

FLIGHT ATTENDANT 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

(In thousands)

	2007	2006
ASSETS:
Plan interest in Master Trust, at fair value	$1,491,715	$1,356,221
Employer contributions receivable	19,322	4,274

Total assets	1,511,037	1,360,495

LIABILITIES
Accrued expenses	(50)	(44)
Excess contributions payable	(1)	(10)

Total liabilities	(51)	(54)

Net assets available for benefits, at fair value	1,510,986	1,360,441
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,206)	2,289

NET ASSETS AVAILABLE FOR BENEFITS	$1,509,780	$1,362,730

See notes to financial statements.

UNITED AIRLINES

FLIGHT ATTENDANT 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

(In thousands)

ADDITIONS:
Participant contributions	$44,296
Rollover contributions	797
Employer contributions	47,668

92,761

Plan’s interest in Master Trust’s investment income:
Net appreciation in value of investments	64,508
Dividends	55,204
Interest	11,942

Net investment income	131,654

Total additions	224,415

DEDUCTIONS:
Net transfers to affiliated Plans (Note 2)	(380)
Benefits paid to participants	(76,723)
Administrative expenses	(261)
Excess contributions payable	(1)

Total deductions	(77,365)

INCREASE IN NET ASSETS	147,050

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,362,730

End of year	$1,509,780

See notes to financial statements.

UNITED AIRLINES

FLIGHT ATTENDANT 401(k) PLAN NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

1.	DESCRIPTION OF PLAN

The following description of the United Airlines Flight Attendant 401(k) Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document for more complete information.

General and Plan Participants—The Plan is a defined contribution plan covering all employees of United Air Lines, Inc. (“United”) classified as flight attendants and who are represented by the Association of Flight Attendants-CWA (“AFA”). Employees are eligible to become participants on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee and Recordkeeper—Fidelity Management Trust Company (“Fidelity”) is the Plan trustee and Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”) is the transfer agent and recordkeeper of the Plan.

Equity Distribution— On February 1, 2006, United and its parent, UAL Corporation (“UAL”), emerged from bankruptcy protection. The Bankruptcy Court’s approval of the Plan of Reorganization provided certain employees with shares of new UAL stock upon exit from bankruptcy. These equity distributions directly reflect the economic contributions that employees of United made during the restructuring. Flight attendant shares were allocated in two groups. One-third of the shares were distributed on a per capita basis. The remaining two-thirds were distributed based on each eligible employee’s Considered Earnings, as defined in the Plan, for the period May 1, 2003 through December 30, 2005, in proportion to the total for all flight attendants for the period.

UAL shares were deposited directly into the Plan to the extent possible under section 415(c) of the Internal Revenue Code. An equity distribution was made on April 27, 2007 for a value of $3,490,003, and is included within Employer contributions receivable in the Statement of Net Assets Available for Benefits at December 31, 2006. An additional equity distribution occurred on November 8, 2007 for a total value of $1,140,701 and is included within Employer contributions in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007.

UAL Convertible Notes Distribution—The Bankruptcy Court’s approval of the Plan of Reorganization provided that UAL convertible notes be issued to employees to partially offset the retirement benefits that active employees lost when United’s defined benefit pension plans were terminated. On February 24, 2006, flight attendants on the AFA System Seniority List as of December 30, 2005 participated in the net proceeds of the sale of $20 million in convertible notes. The net proceeds of the sale of the convertible notes were allocated to each eligible flight attendant’s 401(k) account to the extent legally permissible. For those Fight Attendants who were not eligible for the proceeds to be deposited into a 401(k) account, the net proceeds resulting from the sale of the convertible notes were paid in cash directly to employees.

Ninety percent of the proceeds were divided equally among all flight attendants. In addition, the remaining 10% were distributed among the group of flight attendants actuarially determined to be the most adversely affected by the pension changes. Distribution of this 10% effectively provides an average of 60% greater distribution for those most affected by the termination. These flight attendants include those who on the June 30, 2005 date of pension plan termination were age 40 or greater, but less than age 50, with more than 10 years of service and hired after March 31, 1980. The final distribution proceeds of $784,400 from the sale of UAL convertible notes as part of the bankruptcy reorganization occurred on March 8, 2007 and related to the 2006 Plan year. Accordingly, such distribution was included within Employer contributions receivable in the Statement of Net Assets Available for Benefits at December 31, 2006.

Contributions— There are several types of contributions that may be made to the Plan on participants’ behalf:

•

Voluntary pre-tax contributions: Eligible employees may elect to make voluntary pre-tax contributions to the Plan in any whole percentage from 1% to 30% of eligible earnings for each pay period. Eligible employees may also make a supplemental election to contribute additional pre-tax contributions of 1% to 90% of their net pre-tax pay. Section 402(g) of the Internal Revenue Code limits the amount of pretax 401(k) contributions to a maximum of $15,500 in 2007. Lower limits may apply to certain highly compensated participants if the Plan does not pass certain nondiscrimination tests required by law. Section 415(c) of the Internal Revenue Code limits the total amount of contributions to all qualified defined contribution retirement plans to the lesser of 100% of annual compensation or $45,000. See below regarding employer contributions made in 2007.

•

Employer contributions: Effective January 1, 2006, for flight attendants currently employed, United started making a direct contribution to the Plan equal to 2% of considered earnings and escalating annually in 0.5% increments to 3% on January 1, 2008. For flight attendants hired after January 1, 2006, United will contribute 0% of considered earnings escalating annually in 1% increments to 3% on January 1, 2009. In 2007, total employer direct contributions were $12,093,812. In addition to the direct employer contribution, United began making a matching contribution on behalf of eligible flight attendants participating in the Plan. United contributed an amount equal to 100% of a participant’s 401(k) contributions up to 3% of the participant’s earnings. In 2007, total Employer matching contributions were $13,348,218.

In 2005, United implemented a profit sharing program for most US-based employees. The first payment under this plan was made in early 2007 based on United’s 2006 financial performance. The AFA has elected to receive any awards as an employer contribution to their 401(k) plan. The total profit sharing pool for United is based on 15% of annual adjusted pre-tax earnings (7.57% in 2006). An earnings threshold of $10,000,000 is required to trigger the award. To be eligible, employees must have one year of service. Each eligible employee receives a pro-rata share of the total pool based on the ratio of the employee’s considered earnings to the total for all eligible employees. These contributions are paid approximately three months after the end of the year . Based on United’s 2007 earnings, the total profit sharing contributions made in 2008 were $19,322,161 and are included within Employer contributions receivable in the Statement of Net Assets Available for Benefits as of December 31, 2007.

•

Voluntary pre-tax catch-up contributions: Participants age 50 or older, at any time during the Plan year, can make additional pre-tax catch-up contributions to the Plan. This catch-up contribution is available only to the extent the participant has contributed the maximum amount of 401(k) contributions permitted under the Plan and the participant has not exceeded the annual catch-up contribution limit. For calendar year 2007, the maximum catch-up amount is $5,000.

•

Rollover contributions: Participants may elect to rollover money into the Plan from certain other qualified employer plans or qualified Individual Retirement Account (“IRA”). The Plan will not accept a rollover of after-tax contributions. For the year ended December 31, 2007, $797,208 was transferred from other qualified plans as rollovers under the Internal Revenue Code Sections 402(c) and 408(d).

The Plan is required to return contributions received during the year in excess of Internal Revenue Code limits. Such amounts have been recorded as Excess contributions payable in the Statements of Net Assets Available for Benefits at December 31, 2007 and 2006 and in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with contributions and an allocation of Plan earnings, and charged with withdrawals, an allocation of Plan losses and administrative expenses. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants may elect to invest in one or a combination of the investment funds offered by the Plan. Additionally, they may subsequently change their contribution rate, redesignate the allocation of contributions, or transfer existing balances among investment funds, subject to the limits set forth in the Plan. Investment options offered by the Plan during 2007 were:

•	Fidelity Magellan Fund

•	Fidelity Equity-Income Fund

•	Fidelity Growth Company Fund

•	Fidelity Government Income Fund

•	Fidelity OTC Portfolio

•	Fidelity Overseas Fund

•	Fidelity Balanced Fund

•	Fidelity Asset Manager

•	Fidelity Asset Manager: Growth

•	Fidelity Asset Manager: Income

•	Fidelity Retirement Money Market Portfolio

•	Fidelity U.S. Bond Index Fund

•	Fidelity U.S. Equity Index Commingled Pool

•	Blended Income Fund

•	Stated Return Fund (closed to new investments in 1992)

•	Fidelity Spartan International Index Fund

•	Vanguard Target Retirement Income

•	Vanguard Target Retirement 2005

•	Vanguard Target Retirement 2015

•	Vanguard Target Retirement 2025

•	Vanguard Target Retirement 2035

•	Vanguard Target Retirement 2045

•	Individual Brokerage Account (“Fidelity BrokerageLink”)

•	UAL Stock Fund

Vesting—Participants are vested immediately in their pre-tax contributions, catch-up contributions, rollover contributions, and their related earnings thereon. Flight attendants employed as of January 1, 2006 are immediately 100% vested in the direct employer contribution and employer matching contribution. Employees hired after January 1, 2006 will be subject to a vesting schedule of direct and matching employer contributions that begins with 0% for less than one year of service and increased annually by 33% to 100% for 3 or more years of service. Employees will be 100% vested in employer contributions upon death or attainment of age 65 while employed by United or an affiliate.

Forfeitures— Upon termination of employment, participants will forfeit the nonvested portion of their account balance and such balance will be held in a separate subaccount until the participant incurs a break in service of five full years, at which time the subaccount balance will be forfeited. If the participant resumes employment with United or an Affiliate prior to incurring a break in service of five full years, such subaccount will be disregarded and the balance will be included in the participant’s account. Forfeitures occurring in a plan year will first be applied to restore the accounts of participants and any remaining forfeitures will be used to reduce the employer contributions for the plan year in which the forfeiture occurs. Forfeited nonvested accounts totaled $113,744 and $14,726 at December 31, 2007 and 2006, respectively. For the year ended December 31, 2007, no forfeitures were applied to reduce United’s contributions under the Plan.

Participant Loans—Active employees who are receiving regular pay from United may borrow from their fund accounts. A loan may not exceed $50,000 minus the participant’s highest outstanding loan balance over the last 12 months or one-half of the total vested Plan account balance, whichever is less. The minimum that may be borrowed is $1,000. Loans are funded from the participant’s account by a pro-rata transfer from each investment fund in which the account is invested. Amounts invested in the UAL Stock Fund or Fidelity BrokerageLink must be transferred to another investment fund to be available to fund a loan. The loan is repaid through payroll deductions on an after-tax basis for the term of the loan, a maximum of 60 months and is subject to an annual interest rate at one percent above the prime rate listed in the Wall Street Journal on the business day preceding the effective date of the participant request (interest rates ranged from 5% to 10% at December 31, 2007). If the participant takes out a loan for the purchase of the participant’s primary residence, the maximum term of the loan is 15 years. The amount repaid is reinvested in the participant’s account based on the investment allocations at the time of repayment. Participants may have up to two loans outstanding at one time. Upon the employee’s termination of employment, a loan not paid in full within 60 days becomes a taxable distribution. Loans not paid on the last day of the calendar quarter following the calendar quarter in which the loan installment payment was due will be in default and the outstanding balance of the defaulted loan plus accrued interest will be considered a taxable distribution, an initial fee of $35 is deducted from loan proceeds. In addition, a quarterly maintenance fee of $2.50 is deducted from the participant’s account.

Payment of Benefits—Withdrawals from the Plan may be made as follows, as applicable to the participant’s eligibility, amount requested, and existing balances:

•

Participants who have separated from service (for reasons other than death) may elect payment in the form of a lump sum, periodic cash installments, or in the form of an immediate fixed or variable annuity. All or a portion of the amount of the distribution may be deferred from the participants’ current taxable income by a direct rollover into an Individual Retirement Account, qualified plan, an annuity contract or annuity plan under Section 403, and certain governmental plans under Section 457. Participants with account balances exceeding $1,000 may elect to defer receipt of their benefits until minimum distributions are required to start no later than April 1st of the year following the year in which they reach age 70 1/2.

•

Distributions of accounts due to the death of a participant may be taken by the participant’s beneficiary in the form of a lump-sum payment or through the purchase of an annuity, subject to the limitations of the Internal Revenue Code Section 401(a)(9).

•

In-service withdrawals for participants who are actively employed or are absent due to reasons of illness, or approved leave of absence that maintain an employer-employee relationship with United are permitted as follows:

•	Hardship withdrawals, subject to restrictions described in the Plan.

•

After reaching age 59- 1/2, pre-tax contributions, rollover contributions, and the special employer contributions of proceeds of Convertible Notes and UAL stock (as adjusted for earnings) may be withdrawn.

•	Active participants that have reached age 70- 1/2 may choose to defer distribution until termination of employment.

Generally, withdrawals are allocated pro-rata to the balances of each of the investment funds in the participant’s account.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements—In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. SFAS 157 does not require any new fair value measurements; rather it specifies valuation methods and disclosures to be applied when fair value measurements are required under existing or future accounting pronouncements. SFAS 157 will be adopted in the Plan’s financial statements beginning January 1, 2008. Plan management believes the adoption will not have a material effect on the financial statements, but will require additional disclosure.

Investment Valuation and Income Recognition—The Plan’s investments are held in the United Air Lines, Inc. 401(k) Plans Master Trust (the “Trust”), which was established for the investment of assets of the Plan and several other plans sponsored by United and administered by the Trustee. Except for the investment contracts discussed in Note 4, the Trustee determines fair value of the underlying Trust assets using quoted market prices on U.S. securities exchanges or other reliable sources. Investments in fully benefit responsive investment contracts are reported at fair value and adjusted to contract value. Shares of mutual funds are valued at the net asset value of shares held by the Trust at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Value of Investments—Net appreciation (depreciation) in value of investments includes realized and unrealized gains and losses. Realized and unrealized gains and losses are calculated as the difference between fair value at January 1, or date of purchase if subsequent to January 1, and fair value at date of sale or the current year-end.

Administrative Expenses—Administrative expenses, which are paid by the Plan, represent administrative and investment management fees charged by Fidelity, accountant fees, and recordkeeping fees charged by FIIOC. Brokerage and other investment fees are included as a reduction of the investment return for such investments. United performs certain reporting and supervisory functions for the Plan without charge.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who had elected to withdraw from the Plan but have not yet been paid at December 31, 2007 and 2006.

Transfers Between Plans—Transfers between plans reflect the change in employee coverage and transfer of any related balances between this Plan and other defined contribution plans sponsored by United, including the United Airlines Management and Administrative Employee 401(k) Plan and the United Airlines Ground Employee 401(k) Plan.

3.	INVESTMENT IN MASTER TRUST

Assets of the Plan are commingled with the assets of the other participating United plans consisting of the Ground Employee

401(k) Plan and the Management and Administrative 401(k) Plan. Although assets of the plans are commingled in the Trust, the trustee maintains separate records for each of the plans. Assets of the Trust are reported at fair value and are allocated to the following plans as of December 31, 2007 and 2006, as follows (in thousands):

	December 31, 2007		December 31, 2006
	Amount	Percent	Amount	Percent
Ground Employee 401(k) Plan	$1,686,620	39.31%	$1,597,050	40.25%
Management and Administrative 401(k) Plan	1,112,146	25.92	1,013,323	25.54
Flight Attendant 401(k) Plan	1,491,715	34.77	1,356,221	34.18
Mileage Plus, Inc. Investment Plus Plan*	—	—	1,272	0.03

Total	$4,290,481	100.00%	$3,967,866	100.00%

*	The Mileage Plus, Inc. Investment Plus Plan merged with the Management and Administrative 401(k) Plan effective December 31, 2007 and all accounts and assets were transferred to that plan.

Investments of the Trust as of December 31, 2007 and 2006 are as follows (in thousands):

	2007		2006
Fidelity Mutual Funds:
Magellan Fund	$259,982	*	$223,701	*
Equity-Income Fund	174,462		181,009
Growth Company Fund	680,918	*	611,851	*
Government Income Fund	37,879		27,777
OTC Portfolio	182,712		153,858
Overseas Fund	377,924	*	309,001	*
Balanced Fund	368,041	*	346,152	*
Asset Manager 50%	35,497		34,677
Asset Manager: Growth 70%	53,105		52,993
Asset Manager: Income 20%	17,288		17,033
Spartan International Growth	93,779		67,533
Retirement Money Market Portfolio	128,837		100,018
U.S. Bond Index Fund	51,831		44,578
U.S. Equity Index Commingled Pool	354,128	*	365,754	*
Other Receivables	300		886
Fidelity BrokerageLink	52,254		24,711
Stated Return Fund	93,828		96,983
Blended Income Fund	557,690	*	556,228	*
UAL Stock Fund	276,237	*	384,655	*
UAL Stock Purchase Acct	4		6
Vanguard Target Retirement Income	4,111		2,201
Vanguard Target Retirement 2005	21,295		15,900
Vanguard Target Retirement 2015	134,113		102,941
Vanguard Target Retirement 2025	121,470		84,747
Vanguard Target Retirement 2035	61,456		42,556
Vanguard Target Retirement 2045	22,824		14,668
Participant Loan Fund	128,516		105,449

Total investments, at fair value	$4,290,481		$3,967,866
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,517)		6,773

Total investments	$4,286,964		$3,974,639

*	Represents an investment greater than 5% of Trust net assets.

The Trust’s investment gain (loss) for the year ended December 31, 2007, is as follows (in thousands):

Fidelity Mutual Funds:
Magellan Fund	$10,578
Equity-Income Fund	(10,101)
Growth Company Fund	111,336
Government Income Fund	1,068
OTC Portfolio	36,722
Overseas Fund	21,398
Balanced Fund	2,331
Asset Manager 50%	(1,267)
Asset Manager: Growth 70%	2,397
Asset Manager: Income 20%	(237)
Spartan International Growth	5,626
U.S. Bond Index Fund	(34)
U.S. Equity Index Commingled Pool	20,066
Fidelity BrokerageLink	2,983
UAL Stock Fund	(58,423)
Vanguard Target Retirement Income	111
Vanguard Target Retirement 2005	818
Vanguard Target Retirement 2015	5,192
Vanguard Target Retirement 2025	4,689
Vanguard Target Retirement 2035	2,415
Vanguard Target Retirement 2045	885

Net appreciation	158,553

Dividends	147,278
Interest	40,048

Trust investment gain	$345,879

4.	GUARANTEED INVESTMENT CONTRACT (“GICs”) AND SYNTHETIC GICs

The Trust holds investments in two types of stable value investment contracts: a traditional GIC as part of the Stated Return Fund and synthetic GICs held by the Blended Income Fund. The investments are fully benefit responsive and, as such, reported at fair value and reconciled to contract value in the Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006.

Guaranteed Investment Contract

The Stated Return Fund contains an annuity insurance contract with Prudential Retirement Insurance and Annuity Company. Participants that elect this option may direct permitted withdrawal or transfers of all or a portion of their account balance at contract value. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

Interest is credited on contract balances using a single “portfolio rate” approach. Under this method, a single crediting rate is applied to all contributions made to this fund regardless of the timing of those contributions. Interest crediting rates are determined according to a specific formula. Factors that impact the formula include the fund’s cash flow activity as well as the expected and actual investment experience of securities held in a commingled portfolio within Prudential’s general account. The minimum crediting rate under the annuity contract is 1.50%. The rate credited to participants at December 31, 2007 and 2006 was 4.64% and 4.55%, respectively. Crediting rates are reviewed on an annual basis for resetting.

The fair value of the investment contracts in the Stated Return Fund held by the Trust at December 31, 2007 and 2006 was $93,828,401 and $96,982,780, respectively. The average yield for the Stated Return Fund was 4.78% and 4.67% for the years ended December 31, 2007 and 2006, respectively.

The Plan’s ability to transact at contract value could be limited in the event United initiated contract termination. There are no instances in which the issuer could terminate the contract and settle for an amount different than contract value.

Synthetic GICs

The Blended Income Fund holds investments in synthetic GICs comprised of a portfolio of U.S. Government and other high quality (rated A- or above) debt securities and “wrap” contracts with four counterparties. The wrap contracts provide additional assurance that participants will be able to withdraw funds at contract value in the event that market value declines below contract value followed by significant participant withdrawals. The fair value of the Blended Income Fund equals the sum of the market value of the underlying investments plus the fair value of the wrap rebid, which is calculated by discounting the difference between the contractual wrap rebid fee and the market value of the rebid fee over the remaining duration of the contract. The fair value of the wrap rebid was zero and $(7,287) at December 31, 2007 and 2006, respectively.

Interest crediting rates are determined by comparing contract value and the estimated future market value, which is determined by compounding the portfolio’s current yield to maturity over the remaining duration of the fund. The crediting rate is equal to the discount rate that equates market value and contract value over the remaining duration of the fund. The minimum crediting rate under the Blended Income Fund is zero. The rate credited to participants at December 31, 2007 and 2006, was 4.88% and 4.53% respectively. Crediting rates are reviewed quarterly for resetting.

The fair value of the investment contracts in the Blended Income Fund held by the Trust at December 31, 2007 and 2006 was $557,689,643 and $556,228,173, respectively. The average yield for the Blended Income Fund for the year ended December 31, 2007 and 2006, was 4.82% and 4.57%, respectively.

The wrap contracts limit the ability of the Plan to transact at contract value upon the occurrence of certain events. These events include: (i) the Plan’s failure to qualify under Section 401(a) or 401(k) of the Internal Revenue Code; (ii) the establishment of a defined contribution plan that competes with the Plan for employee contributions; (iii) any substantive modification of the Plan or the administration of the Plan that is not consented to by the contract issuer; (iv) complete or partial termination of the Plan; (v) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund’s cash flow; (vi) merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; (vii) any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Funds or to transfer assets out of the Blended Return Fund; (viii) exclusion of a group of previously eligible employees from eligibility in the Plan; (ix) any early retirement program, group termination, group layoff, facility closing, or similar program; and (x) any transfer of assets from the Blended Return Fund directly to a competing option.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Trust investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. The administrative fees paid by the Plan to Fidelity for 2007 were $254,685.

The Plan invested in shares of UAL common stock. UAL is the parent company of United and, as such, investment activities related to UAL common stock qualifies as exempt party-in-interest transactions.

6.	PLAN TERMINATION

United expects to continue the Plan indefinitely, but reserves the right to terminate the Plan, in whole or in part, provided that Plan termination is effected by a written resolution adopted by a majority of the Board of Directors of UAL subject to the provisions set forth in ERISA. If the Plan is terminated, all amounts credited to a participant’s account at the time of termination shall be retained in the Trust and will be distributed in accordance with the normal distribution rules of the Plan and ERISA.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed United by a letter, dated September 5, 2003, that the Plan and related Trust were designed in accordance with applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related Trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	RECONCILIATION TO FORM 5500

At December 31, 2007 and 2006, investment contracts that are fully benefit-responsive are reported at contract value in the Plan financial statements. However, these investment contracts are reported at fair value in the Form 5500. The reconciliation between the financial statements and the Form 5500 is as follows (in thousands):

	2007	2006
Net assets available for plan benefits per financial statements	$1,509,780	$1,362,730
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,206	(2,289)

Net assets available for plan benefits per Form 5500	$1,510,986	$1,360,441

Year Ended December 31, 2007
Net investment income per financial statements	$131,654
Change in adjustment from contract value to fair value for fully benefit responsive investment contracts	3,495

Net investment income per Form 5500	$135,149

9.	PLAN AMENDMENTS

During 2007, the Plan was amended to account for the new profit sharing contribution to be made by United effective January 1, 2007 (see Note 1). The amendment provides that United will make profit sharing contributions to eligible participants in such amounts as agreed to in advance in writing by both United and the AFA. A participant’s profit sharing contribution will be credited to the participant’s profit sharing contribution account.

A 2007 Plan amendment also accounts for the treatment of settlement proceeds from litigation involving the terminated UAL Corporation Employee Stock Ownership Plan. These proceeds were invested into the Plan for each eligible participant in 2007. The amendment also allows any employee or former employee with an account balance under the trust related to the terminated UAL Corporation Employee Stock Ownership Plan to transfer such amounts into the Plan.

The amendment also provides the option for any participant who has attained age 59 1/2 and who is fully vested in his or her matching contribution account and direct contribution account to withdraw any portion of the balances after receipt of a complete and accurate election by the United Retirement and Welfare Administration Committee.

Finally, the amendment clarifies that each participant loan is charged pro-rata against the participant’s rollover contribution account, the participant’s employer equity distribution account, note proceeds account and all other employer contribution accounts, if any. Amounts invested in the UAL Stock Fund or the Fidelity BrokerageLink Investment fund must be transferred to another investment fund before such amounts are available for a participant’s loan.

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SUPPLEMENTAL SCHEDULE

UNITED AIRLINES

FLIGHT ATTENDANT 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

(In thousands)

Identity of Issue, Borrower, or Similar Party	Description of Investment	Current Value
(A) Investments Held in the Trust		$1,457,308

(A) Participants’ Loan Balance	Participant loans earning interest from 5.00% to 10.00% maturing from 2008 through 2023.	34,407

Adjustment from fair value to contract value for fully benefit-responsive investment contracts		(1,206)

TOTAL		$1,490,509

(A)	Denotes party-in-interest investment.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Airlines Flight Attendant 401(k) Plan

/s/ M. Lynn Hughitt
M. Lynn Hughitt
Date: June 27, 2008	Member Retirement and Welfare Administration Committee, the Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm